Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended June 30, 20261

During the three-month period ended June 30, 2026, we had an average of 29.8 vessels in our owned fleet. Furthermore, during the three-month period ended June 30, 2026, we chartered-in an average of 23.1 third-party dry bulk vessels.

During the three-month period ended June 30, 2026, we took delivery of the dry bulk vessel Astros (ex. Koushun) with a DWT capacity of 60,297.

During the three-month period ended June 30, 2026, our fleet ownership days totaled 2,715. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data

Three-month period ended June 30, 2026
(Expressed in millions of U.S. dollars)
Voyage revenue	$100.5
Voyage revenue – related parties	11.1
Total voyage revenue	111.6
Voyage expenses	(30.2)
Charter-in hire expenses	(38.9)
Voyage expenses – related parties	(1.0)
Vessels’ operating expenses	(16.4)
General and administrative expenses	(2.5)
Management and agency fees – related parties	(3.6)
General and administrative expenses – non-cash component	(1.1)
Amortization of dry-docking and special survey costs	(1.9)
Depreciation	(8.9)
Foreign exchange gains	0.1
Interest income	1.7
Interest and finance costs	(2.1)
Other, net	(0.8)
Loss on derivative instruments, net	(0.8)
Net Income	$5.2

Vessels’ operational data
Three-month period ended June 30, 2026
Average number of vessels(I)	29.8
Ownership days(I)	2,715
Number of vessels under dry-docking and special survey(I)	—

(I) Vessels in our owned fleet.

1 The discussion below reflects the second quarter 2026 consolidated financial results of Costamare Bulkers. Prior to the completion of the spin-off from Costamare Inc. on May 6, 2025, Costamare Bulkers did not operate as a separate legal entity. Costamare Bulkers financial results for the three-month period ended June 30, 2026 are therefore not comparable to the corresponding period in 2025 and accordingly, comparative figures are not presented.

1

Total Voyage Revenue

Total voyage revenue was $111.6 million during the three-month period ended June 30, 2026, and mainly includes voyage revenue earned by the charter-out activities of both owned and chartered-in vessels and contractual reimbursements from certain of our charterers for EU Emissions Allowances (“EUAs”) and Fuel EU Maritime penalties.

Voyage Expenses

Voyage expenses were $30.2 million for the three-month period ended June 30, 2026. Voyage expenses mainly include (i) fuel consumption and port expenses, primarily relating to the activities of the charter-in vessels, (ii) third-party commissions, (iii) canal tolls and (iv) EUAs and Fuel EU Maritime expenses; however, a significant portion of EUAs and Fuel EU Maritime expenses are contractually reimbursed by the charterers, as discussed in “Total Voyage Revenue”, mitigating the net expenses impact.

Charter-in Hire Expenses

Charter-in hire expenses were $38.9 million for the three-month period ended June 30, 2026, relating to the chartering-in of third-party dry bulk vessels.

Voyage Expenses – related parties

Voyage expenses – related parties were $1.0 million for the three-month period ended June 30, 2026. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) address commissions on certain charter-out agreements payable to a related agent. These commissions are subsequently paid in full on a back-to-back basis by the related agent to its respective third-party clients with no benefit for the related agent.

Vessels’ Operating Expenses

Vessels’ operating expenses were $16.4 million during the three-month period ended June 30, 2026. Daily vessels’ operating expenses were $6,036 for the three-month period ended June 30, 2026. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $2.5 million during the three-month period ended June 30, 2026 and include an amount of $0.7 million that was paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related party managers were $2.8 million during the three-month period ended June 30, 2026. The amounts charged by our related party managers include amounts paid to third party managers of $0.5 million for the three-month period ended June 30, 2026. Furthermore, during the three-month period ended June 30, 2026, agency fees of $0.8 million, in aggregate, were charged by four related agents.

General and Administrative Expenses – non-cash component

General and administrative expenses - non-cash component for the three-month period ended June 30, 2026 amounted to $1.1 million, representing the value of the shares issued to a related service provider on June 30, 2026.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $1.9 million during the three-month period ended June 30, 2026. During the three-month period ended June 30, 2026, no vessels underwent and completed their dry-docking and special surveys.

Depreciation

Depreciation expense for the three-month period ended June 30, 2026 was $8.9 million.

2

Vessel held for sale

During the three-month period ended June 30, 2026, the dry bulk vessel Bermondi was classified as vessel held for sale but no loss on vessel held for sale was recorded since the vessel’s estimated fair value less costs to sell exceeded the vessel’s carrying value.

Interest Income

Interest income amounted to $1.7 million for the three-month period ended June 30, 2026.

Interest and Finance Costs

Interest and finance costs were $2.1 million during the three-month period ended June 30, 2026. Interest and finance costs include mainly interest expense on our bank loans, amortization of deferred financing costs, bank charges and other financial expenses.

Other, net

Other, net, amounted to $0.8 million during the three-month period ended June 30, 2026, mainly related to certain non-recurring expenses in connection with the realignment of the operating platform.

Loss on Derivative Instruments, net

As of June 30, 2026, we hold derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of operations.

As of June 30, 2026, the fair value of these instruments, in aggregate, amounted to a net liability of $1.0 million. During the three-month period ended June 30, 2026, the change in the fair value (fair value as of June 30, 2026 compared to fair value as of March 31, 2026) of the derivative instruments, including their realized components during the period, resulted in a net loss of $0.8 million, which has been included in Gain /(loss) on Derivative Instruments, net.

3

Results of Operations

Six-month period ended June 30, 20262

During the six-month period ended June 30, 2026, we had an average of 30.1 vessels in our owned fleet. Furthermore, during the six-month period ended June 30, 2026, we chartered-in an average of 23.5 third-party dry bulk vessels.

During the six-month period ended June 30, 2026, we took delivery of the dry bulk vessel Astros (ex. Koushun) with a DWT capacity of 60,297 and we sold the vessels Clara and Miracle with an aggregate DWT capacity of 237,200.

During the six-month period ended June 30, 2026, our fleet ownership days totaled 5,457. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data

Six-month period ended June 30, 2026
(Expressed in millions of U.S. dollars)
Voyage revenue	$204.4
Voyage revenue – related parties	18.7
Total voyage revenue	223.1
Voyage expenses	(53.2)
Charter-in hire expenses	(84.8)
Voyage expenses – related parties	(1.8)
Vessels’ operating expenses	(33.1)
General and administrative expenses	(4.8)
Management and agency fees – related parties	(9.0)
General and administrative expenses – non-cash component	(2.0)
Amortization of dry-docking and special survey costs	(3.5)
Depreciation	(17.5)
Gain on sale of vessels	7.7
Foreign exchange losses	(0.1)
Interest income	3.3
Interest and finance costs	(4.7)
Other, net	(6.0)
Gain on derivative instruments, net	1.5
Net Income	$15.1

Vessels’ operational data
Six-month period ended June 30, 2026
Average number of vessels(I)	30.1
Ownership days(I)	5,457
Number of vessels under dry-docking and special survey(I)	3

(I) Vessels in our owned fleet.

2 The discussion below reflects the consolidated financial results of Costamare Bulkers for the first half of 2026. Prior to the completion of the spin-off from Costamare Inc. on May 6, 2025, Costamare Bulkers did not operate as a separate legal entity. Costamare Bulkers financial results for the six-month period ended June 30, 2026 are therefore not comparable to the corresponding period in 2025 and accordingly, comparative figures are not presented.

4

Total Voyage Revenue

Total voyage revenue was $223.1 million during the six-month period ended June 30, 2026, and mainly includes voyage revenue earned by the charter-out activities of both owned and chartered-in vessels and contractual reimbursements from certain of our charterers for EU Emissions Allowances (“EUAs”) and Fuel EU Maritime penalties.

Voyage Expenses

Voyage expenses were $53.2 million for the six-month period ended June 30, 2026. Voyage expenses mainly include (i) fuel consumption and port expenses, primarily relating to the activities of the charter-in vessels, (ii) third-party commissions, (iii) canal tolls and (iv) EUAs and Fuel EU Maritime expenses; however, a significant portion of EUAs and Fuel EU Maritime expenses are contractually reimbursed by the charterers, as discussed in “Total Voyage Revenue”, mitigating the net expenses impact.

Charter-in Hire Expenses

Charter-in hire expenses were $84.8 million for the six-month period ended June 30, 2026, relating to the chartering-in of third-party dry bulk vessels.

Voyage Expenses – related parties

Voyage expenses – related parties were $1.8 million for the six-month period ended June 30, 2026. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) address commissions on certain charter-out agreements payable to a related agent. These commissions are subsequently paid in full on a back-to-back basis by the related agent to its respective third-party clients with no benefit for the related agent.

Vessels’ Operating Expenses

Vessels’ operating expenses were $33.1 million during the six-month period ended June 30, 2026. Daily vessels’ operating expenses were $6,065 for the six-month period ended June 30, 2026. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $4.8 million during the six-month period ended June 30, 2026 and include an amount of $1.3 million that was paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related party managers were $5.7 million during the six-month period ended June 30, 2026. The amounts charged by our related party managers include amounts paid to third party managers of $1.1 million for the six-month period ended June 30, 2026. Furthermore, during the six-month period ended June 30, 2026, agency fees of $3.3 million, in aggregate, were charged by four related agents.

General and Administrative Expenses – non-cash component

General and administrative expenses - non-cash component for the six-month period ended June 30, 2026 amounted to $2.0 million, representing the value of the shares issued to a related service provider on March 30, 2026 and June 30, 2026.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $3.5 million during the six-month period ended June 30, 2026. During the six-month period ended June 30, 2026, three vessels underwent and completed their dry-docking and special surveys.

Depreciation

Depreciation expense for the six-month period ended June 30, 2026 was $17.5 million.

5

Vessel held for sale

During the six-month period ended June 30, 2026, the dry bulk vessel Bermondi was classified as vessel held for sale but no loss on vessel held for sale was recorded since the vessel’s estimated fair value less costs to sell exceeded the vessel’s carrying value.

Gain on Sale of Vessels

During the six-month period ended June 30, 2026, we recorded an aggregate gain of $7.7 million from the sale of the dry bulk vessels Clara and Miracle.

Interest Income

Interest income amounted to $3.3 million for the six-month period ended June 30, 2026.

Interest and Finance Costs

Interest and finance costs were $4.7 million during the six-month period ended June 30, 2026. Interest and finance costs include mainly interest expense on our bank loans, amortization of deferred financing costs, bank charges and other financial expenses.

Other, net

Other, net, amounted to $6.0 million during the six-month period ended June 30, 2026, mainly related to certain non-recurring expenses in connection with the realignment of the operating platform.

Gain on Derivative Instruments, net

As of June 30, 2026, we hold derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of operations.

As of June 30, 2026, the fair value of these instruments, in aggregate, amounted to a net liability of $1.0 million. During the six-month period ended June 30, 2026, the change in the fair value (fair value as of June 30, 2026 compared to fair value as of December 31, 2025) of the derivative instruments, including their realized components during the period, resulted in a net gain of $1.5 million, which has been included in Gain / (loss) on Derivative Instruments, net.

6

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of June 30, 2026, we had Cash and cash equivalents (including restricted cash) of $234.8 million and $12.0 million in margin deposits in relation to our FFAs, bunker swaps and EUA futures. Including the $84.7 million of available undrawn funds from our hunting license facility, our total liquidity as of June 30, 2026, was approximately $331.5 million.

Debt-free vessels

As of July 31, 2026, the following vessels were free of debt.

Unencumbered Vessels

Vessel Name	Year Built	DWT Capacity

ALWINE	2014	61,090
AUGUST	2015	61,090
ASTROS	2018	60,297
BERMONDI	2009	55,469

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Although the Company believes that its expectations stated in this earnings release are based on reasonable assumptions, it is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-42581). All forward-looking statements reflect management’s current views with respect to certain future events, and the Company expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in the Company’s views or expectations, or otherwise.

Company Contacts:

Gregory Zikos – Chief Executive Officer

Dimitris Pagratis - Chief Financial Officer

Konstantinos Tsakalidis - Business Development

Costamare Bulkers Holdings Limited, Monaco

Tel: (+377) 92 00 1745

Email: ir@costamarebulkers.com

7

Owned Vessels Fleet List

The table below provides information about our owned fleet as of July 31, 2026.

	Vessel Name	Year Built	Capacity (DWT)
1	FRONTIER	2012	181,415
2	PROSPER	2012	179,895
3	DORADO	2011	179,842
4	MAGNES	2011	179,546
5	IMPERATOR	2012	176,387
6	ENNA	2011	175,975
7	AEOLIAN	2012	83,478
8	GRENETA	2010	82,166
9	HYDRUS	2011	81,601
10	PHOENIX	2012	81,569
11	BUILDER	2012	81,541
12	FARMER	2012	81,541
13	SAUVAN	2010	79,700
14	MERCHIA	2015	63,585
15	DAWN	2018	63,561
16	SEABIRD	2016	63,553
17	ORION	2015	63,473
18	DAMON	2012	63,301
19	ARYA	2013	61,424
20	ALWINE	2014	61,090
21	AUGUST	2015	61,090
22	ASTROS	2018	60,297
23	ATHENA	2012	58,018
24	ERACLE	2012	58,018
25	NORMA	2010	58,018
26	CURACAO	2011	57,937
27	URUGUAY	2011	57,937
28	SERENA	2010	57,266
29	LIBRA	2010	56,701
30	BERMONDI(i)	2009	55,469

(i)	Denotes vessel we have agreed to sell.

8

Chartered-In Vessels Fleet List

The table below provides information about our chartered-in fleet3 as of July 31, 2026.

	Vessel Name	Year Built	Capacity (DWT)	Earliest Redelivery to Owners
1	SHANDONG MIGHTINESS	2021	210,896	August 2026
2	CAPE PROTEUS (i)	2011	180,585	April 2027
3	GRAMPUS CHARM	2013	82,937	November 2026
4	GRAND OCEAN	2023	82,698	Two TC Trips
5	SAPHIRA	2021	82,577	September 2026
6	APJ PRITI 2	2006	82,574	October 2026
7	ASTRAEA SB	2009	82,533	TC Trip
8	NEW ERA	2011	82,153	September 2026
9	PELLA	2010	82,114	TC Trip
10	ADMIRAL JIMMU	2020	82,024	October 2026
11	EVER RADIANCE	2022	81,951	October 2026
12	EVER MAJESTY	2021	81,936	February 2027
13	HERMES CENTURY	2026	81,800	February 2031
14	PISTI	2021	81,737	October 2026
15	SAKIYAZA ORCHID	2017	81,588	TC Trip
16	EVMILOS	2012	81,507	TC Trip
17	KYNOURIA	2012	81,354	November 2026
18	GEORGITSI (i)	2012	81,309	September 2026
19	PLATANOS	2011	81,123	TC Trip (plus one TC Trip in charterer’s option)
20	SEA UNITY	2016	81,112	September 2026
21	SIFNOS	2015	81,084	TC Trip
22	GEMINI OCEAN	2017	80,982	September 2026
23	NORD SATURN	2012	77,288	TC Trip
24	OCEAN ZENON	2007	76,596	TC Trip
25	FEDERAL SW	2011	76,483	TC Trip
26	STAHLA	2012	76,049	TC Trip (plus one TC Trip in charterer’s option)

(i)	Time-chartered out for the whole remaining charter-in period.

Chartered-In Newbuilding Vessel

	Vessel	Capacity (DWT)	Estimated Delivery
1	Newbuilding	82,400	Q2 2027 – Q1 2028

3 Excluding one vessel already sub-chartered out to Cargill on back to back terms pursuant to the Strategic Cooperation Agreement.

9

COSTAMARE BULKERS HOLDINGS LIMITED
Consolidated Statements of Operations

	Six-months ended June 30[4],		Three-months ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2025	2026	2026

	(Unaudited)		(Unaudited)
REVENUES:
Voyage revenue	$107,211	$204,437	$100,474
Voyage revenue – related parties	48,655	18,681	11,136
Total voyage revenue	155,866	223,118	111,610

EXPENSES:
Voyage expenses	(50,420)	(53,217)	(30,240)
Charter-in hire expenses	(74,767)	(84,836)	(38,860)
Voyage expenses – related parties	(2,228)	(1,791)	(998)
Vessels’ operating expenses	(19,500)	(33,097)	(16,388)
General and administrative expenses	(2,159)	(4,794)	(2,520)
Management and agency fees – related parties	(6,690)	(9,024)	(3,603)
General and administrative expenses – non-cash component	(323)	(1,999)	(1,063)
Amortization of dry-docking and special survey costs	(1,833)	(3,502)	(1,895)
Depreciation	(9,886)	(17,547)	(8,902)
Gain / (loss) on sale of vessels, net	(1,579)	7,741	—
Loss on asset held for sale	(4,990)	—	—
Foreign exchange gains / (losses)	4	(26)	48
Operating income/ (loss)	$(18,505)	$21,026	$7,189

OTHER INCOME / (EXPENSES):
Interest income	$778	$3,299	$1,656
Interest and finance costs	(3,675)	(4,737)	(2,102)
Other	115	(6,034)	(784)
Gain / (Loss) on derivative instruments, net	(5,228)	1,549	(792)
Total other expenses, net	$(8,010)	$(5,923)	$(2,022)
Net Income/ (Loss)	$(26,515)	$15,103	$5,167

Earnings / (losses) per common share, basic and diluted	$(3.15)	$0.62	$0.21
Weighted average number of shares, basic and diluted	8,424,213	24,211,897	24,241,646

4 Costamare Bulkers had nominal operations from January 1, 2025 until late March 2025, when Costamare transferred to it the entities engaged in the dry bulk business, which had owned, owned, or were formed with the intention of owning dry bulk vessels. The results of these entities are included, from their transfer date forward, in our consolidated statement of operations for the six-month period ended June 30, 2025. On May 6, 2025, Costamare Bulkers acquired the Costamare Bulkers Inc. operating platform business, whose results are included, from that date forward, in our consolidated statement of operations for the six-month period ended June 30, 2025. Accordingly, the results for the six-month period ended June 30, 2026 are not comparable to the corresponding period in 2025.

10

COSTAMARE BULKERS HOLDINGS LIMITED
Consolidated Statements of Cash Flows

	For the six-month period ended June 30[5],		Three-months ended June 30,
(Expressed in thousands of U.S. dollars)	2025	2026	2026
Cash Flows from Operating Activities:	(Unaudited)		(Unaudited)
Net income / (loss):	$(26,515)	$15,103	$5,167
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	9,886	17,547	8,902
Amortization and write-off of financing costs	326	483	155
Amortization of deferred dry-docking and special survey costs	1,833	3,502	1,895
Amortization of assumed time charter	—	(308)	(308)
Equity based payments	323	1,999	1,063
Loss on derivative instruments, net	3,667	481	3,710
(Gain) / loss on sale of vessels	1,579	(7,741)	—
Loss on vessels held for sale	4,990	—	—
Changes in operating assets and liabilities:
Accounts receivable and Margin deposits	3,358	7,328	(2,256)
Due from related parties	5,856	293	96
Inventories	5,250	(1,176)	(824)
Insurance claims receivable	(937)	(134)	226
Prepayments and other assets	6,295	(5,091)	(15,543)
Accounts payable	793	(2,592)	(2,824)
Due to related parties	4,997	1,321	1,651
Accrued liabilities	(1,495)	(3,667)	(5,068)
Unearned revenue	1,287	1,239	6,425
Other liabilities	(2,048)	(717)	316
Dry-dockings	(2,159)	(7,617)	(1,463)
Accrued charter revenue	1	—	—
Net Cash provided by Operating Activities	17,287	20,253	1,320
Cash Flows from Investing Activities:
Proceeds from the settlement of insurance claims	358	1,072	494
Cash acquired from acquisition of subsidiaries	22,805	—	—
Advances for vessel acquisitions /Additions to vessel cost	(5,049)	(27,574)	(21,851)
Proceeds from the sale of vessels, net	18,581	43,731	—
Net Cash provided by / (used in) Investing Activities	36,695	17,229	(21,357)
Cash Flows from Financing Activities:
Repayment of long-term debt	(155,577)	(18,196)	(3,637)
Cash contribution in relation to the Spin-Off	230,565	—	—
Net Cash provided by / (used in) Financing Activities	74,988	(18,196)	(3,637)
Net increase / (decrease) in cash, cash equivalents and restricted cash	128,970	19,286	(23,674)
Cash, cash equivalents and restricted cash at beginning of the period	2,104	215,495	258,455
Cash, cash equivalents and restricted cash at end of the period	$131,074	$234,781	$234,781

5 Costamare Bulkers had nominal operations from January 1, 2025 until late March 2025, when Costamare transferred to it the entities engaged in the dry bulk business, which had owned, owned, or were formed with the intention of owning dry bulk vessels. The results of these entities are included, from their transfer date forward, in our consolidated statement of operations for the six-month period ended June 30, 2025. On May 6, 2025, Costamare Bulkers acquired the Costamare Bulkers Inc. operating platform business, whose results are included, from that date forward, in our consolidated financial statements for the six-month period ended June 30, 2025. Accordingly, the results for the six-month period ended June 30, 2026 are not comparable to the corresponding period in 2025.

11

COSTAMARE BULKERS HOLDINGS LIMITED

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)	As of December 31, 2025	As of June 30, 2026
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$211,845	$229,931
Restricted Cash	—	150
Margin deposits	10,825	11,979
Accounts receivable	22,597	13,947
Inventories	14,217	15,393
Due from related parties	4,444	4,151
Insurance claims receivable	4,785	3,847
Fair value of derivatives	268	22
Vessel held for sale	—	12,600
Prepayments and other	24,668	31,920
Total current assets	293,649	323,940
FIXED ASSETS, NET:
Vessels and advances, net	565,547	529,570
Total fixed assets, net	565,547	529,570
NON-CURRENT ASSETS:
Deferred charges, net	18,357	21,089
Operating leases, right-of-use assets	41,667	34,789
Accounts receivable, non-current	5,503	5,671
Due from related parties, non-current	1,050	1,050
Restricted cash	3,650	4,700
Total assets	$929,423	$920,809
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$14,995	$16,369
Operating lease liabilities, current portion	39,155	16,699
Accounts payable	26,028	23,436
Due to related parties	5,145	6,466
Accrued liabilities	9,732	6,066
Unearned revenue	11,911	14,045
Fair value of derivatives	825	1,059
Other current liabilities	15,385	13,234
Total current liabilities	123,176	97,374
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	140,599	121,512
Operating lease liabilities, non-current portion	—	17,622
Other non-current liabilities	—	1,551
Total non-current liabilities	140,599	140,685
COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS’ EQUITY:
Preferred stock	—	—
Common stock	2	2
Additional paid-in capital	702,992	704,991
Accumulated deficit	(37,346)	(22,243)
Total stockholders’ equity	665,648	682,750
Total liabilities and stockholders’ equity	$929,423	$920,809

12

Financial Summary

(Expressed in thousands of U.S. dollars, except share and per share data)	Six-month period ended June 30, 2026	Three-month period ended June 30, 2026

Voyage revenue	$204,437	$100,474
Voyage revenue – related parties	$18,681	$11,136
Total voyage revenue	$223,118	$111,610

Adjusted Net Income (1)	$22,212	$9,788
Weighted Average number of shares	24,211,897	24,241,646
Adjusted Earnings per share (1)	$0.92	$0.40

Net Income	$15,103	$5,167
Weighted Average number of shares	24,211,897	24,241,646
Earnings per share	$0.62	$0.21

(1) Adjusted Net Income and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the relevant period. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue, net income, or other measures determined in accordance with GAAP. Non-GAAP financial measures include (i) Adjusted Net Income and (ii) Adjusted Earnings per Share.

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Reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share

	Six-month period ended June 30, 2026	Three-month period ended June 30, 2026
(Expressed in thousands of U.S. dollars, except share and per share data)
Net Income	$15,103	$5,167
Deferred charter-in expense	(853)	(397)
Amortization of time-charter assumed	(308)	(308)
General and administrative expenses - non-cash component	1,999	1,063
Non-recurring, non-cash write-off of loan deferred financing costs	166	—
Non-recurring expenses for realignment of operating platform	5,624	553
Loss on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	481	3,710
Adjusted Net Income	$22,212	$9,788
Adjusted Earnings per Share	$0.92	$0.40
Weighted average number of shares	24,211,897	24,241,646

Adjusted Net Income and Adjusted Earnings per Share represent Net Income before deferred charter-in expense, amortization of time-charter assumed, non-recurring, non-cash write-off of loan deferred financing costs, non-recurring expenses for realignment of operating platform, general and administrative expenses - non-cash component and loss on derivative instruments, excluding realized (gain)/loss on derivative instruments. However, Adjusted Net Income and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income and Adjusted Earnings per Share generally eliminates the effects of the accounting, effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Previously, the Company’s calculation of Adjusted Net Income and Adjusted Earnings per Share included adjustments for any gain/loss incurred in connection with the sale of vessels and for any loss on vessels held for sale. As the Company’s fleet management activities may, subject to market and other conditions, periodically include the sale of dry bulk vessels, the Company no longer includes such adjustments in its calculation of these non-GAAP measures beginning with the results for the first quarter ended March 31, 2026. We believe this updated methodology provides a more meaningful view of the Company’s operating performance.

(1)	Items to consider for comparability, when prior period figures are presented, include gains and charges. Gains positively impacting Net Income are reflected as deductions to Adjusted Net Income. Charges negatively impacting Net Income are reflected as increases to Adjusted Net Income.

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Owned Dry Bulk Fleet Utilization(1)

	Six-month period ended June 30, 2026	Three-month period ended June 30, 2026

Owned Dry Bulk Fleet Available Days	5,257	2,670
Owned Dry Bulk Fleet Utilization	98.3%	99.1%

(1) We calculate utilization of our owned dry bulk fleet (including vessels chartered-in by CBI) by dividing (i) the aggregate number of our on-hire days and ballast days (excluding dry dock ballast days) in a period of our owned dry bulk fleet by (ii) the number of our available days (owned dry bulk fleet) during such period. We use the following definitions in our calculation of utilization of owned dry bulk fleet:

•	On-hire days. We define on-hire days as the total days that a vessel was on-hire during a period.

•	Ballast days (excluding dry dock ballast days). We define ballast days (excluding dry dock ballast days) during a period, as the total number of days that a vessel is not on-hire, but is conducting ordinary ship operations (other than dry dock ballast days) which include repositioning from a discharging port to a loading port, sailing to a port for the conclusion of a prospective sale of a vessel or a change of the technical manager of a vessel.

•	Available days. We define available days as the number of our ownership days of our owned dry bulk fleet during a period less the aggregate number of dry dock days and dry dock ballast days during such period. We use the following definitions in our calculation of available days (owned dry bulk fleet):

✓	Dry dock days. We define dry dock days as the days during a period that a vessel underwent scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

✓	Dry dock ballast days. We define dry dock ballast days as the total days during a period that a vessel spends sailing to and from a shipyard for scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

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